Exhibit 99.B(d)(46)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Janus Capital Management LLC

Dated July 13, 2007, as amended on July 1, 2011

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI INSTITUTIONAL INVESTMENTS TRUST (“SIIT”)

Small Cap Fund	X.XX	%

Small/Mid Cap Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SIIT Small/Mid Cap Fund and the average daily value of the Assets of any other small/mid cap equity SEI mutual fund or account (each a “Small/Mid Cap Fund”, collectively the “Small/Mid Cap Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services.  Each Small/Mid Cap Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the Small/Mid Cap Funds managed by the Sub-Adviser (as set forth below).

X.XX% on the first $XX million of Assets;
X.XX% on Assets over $XX million.

As of the effective date of this Schedule B the Small/Mid Cap Funds are as follows:

•                  SEI Institutional Investments Trust Small/Mid Cap Fund;

•                  SEI Global Master Fund plc the SEI U.S. Small Companies Fund; and

•                  SEI Global Investments Fund plc the SEI Global Unconstrained Alpha Equity Fund.

Agreed and Accepted:

SEI Investments Management Corporation	Janus Capital Management LLC

By:	By:

/s/ Eric J. Hoerdemann	/s/ Russell P. Shipman

Name:	Name:

Eric J. Hoerdemann	Russell P. Shipman

Title:	Title:

Vice President	Senior Vice President